The Stallion Group
Suite 604 – 700 West Pender Street
Vancouver, British Columbia

V6C 1G8

November 20, 2007

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Attention:  Carmen Moncada-Terry

Dear Sirs/Mesdames:

Re:

The Stallion Group

Registration Statement on Form SB-2 filed July 4, 2007

SEC File No. 333-144361

Thank you for your letter dated November 1, 2007.  Please be advised that we have concurrently herewith filed an amended Form 10QSB for our interim period ended August 31, 2007, with revisions to Item 3 of Part 1 “Controls and Procedures” as per your comment.

We hereby request accelerated effectiveness of the above noted registration statement.  In connection with our request, we hereby acknowledge that:

•

Should the Commission or the staff, acting pursuant to delegated authority declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

We may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is satisfactory.  Should you have any questions or comments, please do not hesitate to contact us.

Yours truly,

The Stallion Group

 /s/ Kulwant Sandher

__________________________________

Kulwant Sandher, Chief Financial Officer